Bose McKinney & Evans LLP

111 Monument Circle, Suite 2700

Indianapolis, Indiana 46204

Tel. (317) 684-5000

January 29, 2013

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F St. NE

Washington, D.C. 20549

Attention: Christina Chalk, Senior Special Counsel

Re:	Emmis Communications Corporation
Schedule TO-I filed January 16, 2013
SEC File No. 5-43521

Dear Ms. Chalk:

I am writing on behalf of our client, Emmis Communications Corporation (“Emmis” or the “Company”), in response to the comments of the Staff contained in the Staff’s letter dated January 25, 2013 (the “Comment Letter”) regarding the above-referenced Schedule TO-I of the Company.

Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto.

Schedule TO-I – Offer to Exchange – Exhibit (a)(1)(i)

Summary – How many shares of Restricted Stock will I receive for the Options I exchange? Page 1

1.	We note the statement on the cover page that although holders of options with exercise prices greater than $2.95 are included in the offer, holders of options with exercise prices of $11.22 or $17.45 are not because any exchange of the latter options would result in a grant of no Restricted Stock units. However, the chart on page 1 of the Summery shows that holders of options with an exercise price of $15.48 also will receive no Restricted Stock units if they tender those options. In your response letter, please explain the disparate treatment, with a view to revised disclosure if necessary.

Response to Comment 1:

In structuring its offer to exchange, Emmis sought to avoid extending the offer to situations where the value of the options to be exchanged was so low that the grantee would receive no shares of restricted stock in exchange for the options, because the grantee would have no reason to participate. Although the offer was designed so that a grantee would be required to exchange all eligible options owned by the grantee if the grantee exchanged any, Emmis determined that it had a substantial number of grantees who owned only options with exercise prices of $11.22 or $17.45 and would, therefore, receive no shares of restricted stock if they participated in the exchange with respect to all of the eligible options held by them. On this basis, Emmis excluded options with exercise prices of $11.22 or $17.45 from the offer. While options with an exercise price of $15.48

Bose McKinney & Evans LLP

United States Securities and Exchange Commission

January 29, 2013

also have such a low value that no shares of restricted stock will be issued for them in the exchange, Emmis determined that the only grantees holding these options were five of its non-employee directors. Each of these grantees also holds other eligible options, entitling the grantees to receive shares of restricted stock in the offer to exchange, so a decision to participate in the offer to exchange by these grantees with respect to all of the eligible options they hold would result in issuance of shares of restricted stock to them. As noted in the Comment Letter, the lack of value of the options with the $15.48 exercise price was fully disclosed in the offer to exchange. On this basis, Emmis decided that the business benefit of eliminating these worthless options from its books outweighed any arguable detriment to these five directors from being required to surrender these options to participate in the exchange offer.

Emmis does not believe that including options with exercise prices of $15.48 in its offer to exchange constitutes disparate treatment of the affected grantees under Rule 13e-4 because asking them to surrender something with no value has no adverse impact on them. In making its decisions about including and excluding options from its offer to exchange, however, Emmis was also relying in part on the Commission’s March 21, 2001 exemption for employee stock options from the all holders and best price requirements in Rules 13e-4(f)(8)(i) and (ii). As required for that exemption, (1) Emmis is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the restricted stock offered in the exchange offer is being issued under an employee benefit plan; (2) the exchange offer is being conducted for compensatory purposes; (3) Emmis has disclosed in its offer to exchange the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and (4) Emmis has otherwise complied with Rule 13e-4.

Accordingly, Emmis does not believe revised disclosure is necessary.

Additionally, per your request, the Company represents and acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (317) 684-5131.

Sincerely,

/s/ Alan W. Becker

Alan W. Becker

cc: J. Scott Enright (Emmis Communications Corporation)